FIRSTSERVICE CORPORATION
1140 BAY STREET, SUITE 4000
TORONTO, ONTARIO, CANADA
M5S 2B4

July 27, 2012

Ms. Sonia Barros
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Ms. Barros:

Re: Letter dated July 18, 2012 re: FirstService Corporation
Form 40-F filed March 1, 2012
File No. 000-24762

This letter provides responses to the comments in the above-referenced letter.  Our responses are keyed to that letter.

Exhibit 1 – Annual Information Form
Business Description, page 6

1.
Comment:  We note your disclosure on page 7 that your fees for commercial property management are often multi-year fixed fee contracts. Please include similar disclosure regarding the fee structures for your other business segments in future filings or advise.

Response:  In response to the Staff’s comment, we will include similar disclosure regarding fee structures for our other business segments in future filings.

2.
Comment: In future filings that contain MD&A disclosure, please expand your disclosure to discuss known trends that are reasonably likely to have a material effect on your financial condition or operating performance. We note, by way of example only, in your earnings call on February 15, 2012, you discussed the following trends: flat year-over-year results in Asia-Pac, healthy pipelines in the Americas and decline in foreclosures.

Response: In response to the Staff’s comment, we will expand our disclosure in future filings that contain MD&A disclosure to discuss known trends that are reasonably likely to have a material effect on our financial condition or operating performance.

We hope that this response is satisfactory as the Staff works towards the completion of its review.  If the Staff requires any further information, please contact us.

In connection with this response letter, we acknowledge (i) that we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John. B. Friedrichsen

John B. Friedrichsen
Senior Vice President and Chief Financial Officer
FirstService Corporation